BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Vice President
Telephone: (212) 250-4599


                                       February 17, 1998


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Conseco, Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                        Sincerely,



                                       Damian P. Reitemeyer

Enclosures



    SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No.  )*

                 Conseco, Inc.
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $.01)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         208464107
          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 10 Pages
CUSIP No. 208464107                     Page 2 of 10 Pages

1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Bankers Trust New York Corporation, its wholly owned subsidiary, Bankers Trust Company, its indirect wholly owned subsidiaries BT Alex. Brown Incorporated
    (BT Alex. Brown) and Alex. Brown Capital Advisory and
    Trust Company (Alex. Brown Capital Advisory and
    Trust).
    13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)   [ ]

     See page 8 of 10, Item 8 - IDENTIFICATION AND
     CLASSIFICATION OF MEMBERS OF THE GROUP


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Bankers Trust New York Corporation, and Bankers Trust
     Company are New York Corporations.  BT Alex. Brown is a
     Delaware Corporation.  Alex.Brown Capital Advisory and
     Trust is a Maryland Corporation.




CUSIP No. 208464107                    Page 3 of 10 Pages

NUMBER OF     5. SOLE VOTING POWER
  SHARES
                   Bankers Trust Company  1,977,987 shares
                   BT Alex.Brown            420,425 shares
                   Alex.Brown Capital
                    Advisory and Trust      185,237 shares
                                          2,583,649 shares
BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY
                   Bankers Trust Company         14 shares
                   BT Alex.Brown                  0 shares
                   Alex.Brown Capital
                    Advisory and Trust            0 shares
                                                 14 shares
EACH         7. SOLE DISPOSITIVE POWER
REPORTING
                   Bankers Trust Company  2,690,691 shares
                   BT Alex.Brown            420,425 shares
                   Alex.Brown Capital
                    Advisory and Trust      185,237 shares
                                          3,296,353 shares
PERSON      8. SHARED DISPOSITIVE POWER
   WITH
                   Bankers Trust Company         14 shares
                   BT Alex.Brown                  0 shares
                   Alex.Brown Capital
                    Advisory and Trust            0 shares
                                                 14 shares

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

                   Bankers Trust Company  2,690,691 shares
                   BT Alex.Brown            420,425 shares
                   Alex.Brown Capital
                    Advisory and Trust      185,237 shares
                                          3,296,353 shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *
                    []


CUSIP No. 208464107                  Page 4 of 10 Pages


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   Bankers Trust Company       1.42%
                   BT Alex.Brown               0.22%
                   Alex.Brown Capital
                    Advisory and Trust         0.10%
                                               1.74%
12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Alex.Brown - BD
     Alex.Brown Capital Advisory and Trust - BK

CUSIP No. 208464107                  Page 5 of 10 Pages

Item 1(a)    NAME OF ISSUER:

             Conseco, Inc.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

             11825 North Pennsylvania
             P.O. Box 1911
             Carmel, IN  46032

Item 2(a)    NAME OF PERSON FILING:

            Bankers Trust New York Corporation, its wholly-owned subsidiary, Bankers Trust Company, and its indirect wholly-owned subsidiaries,
            BT Alex. Brown and Alex. Brown Capital Advisory and Trust

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            For Bankers Trust New York Corporation, Bankers
            Trust Company and BT Alex.Brown

            130 Liberty Street
            New York, New York  10006

            For Alex.Brown Capital Advisory and Trust

            19 South Street
            Baltimore,  Maryland  21202

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation and Bankers
             Trust Company are corporations incorporated in the State of New York with their principal business offices located in New York.

             BT Alex.Brown is a Delaware corporation with its principal business office located in New York.

CUSIP No. 208464107                  Page 6 of 10 Pages

             Alex.Brown Capital Advisory and Trust is a Maryland Corporation with its principal business office located in Maryland.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             This statement relates to the Companys Common
             Stock $.01 par value per share.

Item 2(e)    CUSIP NUMBER:

             208464107

Item 3       THE PERSON FILING IS A:

          For Bankers Trust New York Corporation

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

          For BT Alex.Brown

     (a)  [X] Broker or dealer registered under Section 15
          15 of the Act.

          For Alex.Brown Capital Advisory and Trust

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.


Item 4       OWNERSHIP:

          (a)  Amount Beneficially Owned:

                   Bankers Trust Company  2,690,691 shares
                   BT Alex.Brown            420,425 shares
                   Alex.Brown Capital
                    Advisory and Trust      185,237 shares
                                          3,296,353 shares

CUSIP No. 208464107                     Page 7 of 10 Pages

          (b)  Percent of Class :

                   Bankers Trust Company       1.42%
                   BT Alex.Brown               0.22%
                   Alex.Brown Capital
                    Advisory and Trust         0.10%
                                               1.74%

          (c)  Number of shares as to which the following have:
           (i)  sole power to vote or to direct the vote -

                   Bankers Trust Company  1,977,987 shares
                   BT Alex.Brown            420,425 shares
                   Alex.Brown Capital
                    Advisory and Trust      185,237 shares
                                          2,583,649 shares

           (ii)  shared power to vote or to direct the vote -

                   Bankers Trust Company         14 shares
                   BT Alex.Brown                  0 shares
                   Alex.Brown Capital
                    Advisory and Trust            0 shares
                                                 14 shares

          (iii) sole power to dispose or to direct the disposition of -

                   Bankers Trust Company  2,690,691 shares
                   BT Alex.Brown            420,425 shares
                   Alex.Brown Capital
                    Advisory and Trust      185,237 shares
                                          3,296,353 shares








CUSIP No. 208464107                     Page 8 of 10 Pages

(iv) shared power to dispose or to direct
                  the disposition of -

                   Bankers Trust Company         14 shares
                   BT Alex.Brown                  0 shares
                   Alex.Brown Capital
                    Advisory and Trust            0 shares
                                                 14 shares
Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not applicable.

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
             OF ANOTHER PERSON:

             Not applicable.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
             SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
             REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Exhibits A and B.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
             THE GROUP:

            In addition to the shares presented in this Form 13G, Alex.Brown Investment Management, a limited partnership that is 50% owned indirectly by Bankers Trust New York
            Corporation, beneficially owns 11,366,150 shares or 6.02% of Conseco, Inc. This ownership was disclosed in a separate 13G filed by Alex.Brown Investment Management.

Item 9       NOTICE OF DISSOLUTION OF GROUP:
             Not applicable.





CUSIP No. 208464107                     Page 9 of 10 Pages

Item 10      CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1997

Signature:  Bankers Trust New York Corporation


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  Bankers Trust Company


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary

Signature:  BT Alex.Brown

By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary
CUSIP No. 208464107                     Page 10 of 10 Pages



Signature:  Alex.Brown Capital Advisory and Trust


By:   /s/        Gregg Hawes
Name:            Gregg Hawes

Title:           Secretary


































                          Exhibit A


      The  chain  of ownership from Bankers Trust  New  York
Corporation to Bankers Trust Company is shown below:

             Bankers Trust New York Corporation

                              |
                              |
                             100%
                              |
                              |
                    Bankers Trust Company.


                          Exhibit B

      The  chain  of ownership from Bankers Trust  New  York
Corporation  to  BT  Alex.  Brown and  Alex.  Brown  Capital
Advisory and Trust is shown below:

             Bankers Trust New York Corporation
                              |
                              |
                            100%
                              |
                              |
                BT Alex.Brown Holdings Incorporated
                              |
      ________________________|________________
    100%                                      100%
     |                                          |
     |                                          |
Alex. Brown Financial Corporation  BT Alex. Brown Incorporated
     |
     |
   100%
     |
     |
Alex. Brown Asset Management Incorporated
     |
     |
    100%
     |
     |
Alex. Brown Capital Advisory and Trust Company